Magnolia Fund HTX, LLC, a Delaware Organization

Financial Statements

For The Year Ended December 31, 2024

(***Unaudited***)

Magnolia Fund HTX, LLC
Balance Sheet
(*Unaudited*)

	DEC 31, 2024
Assets	
Current Assets	
Cash and Cash Equivalents	
Mercury Checking ••6413	139,781.15
Total Cash and Cash Equivalents	**139,781.15**
Prepayments	50,000.00
Total Current Assets	**189,781.15**
Total Assets	**189,781.15**
Liabilities and Equity	
Equity	
Current Year Earnings	(70,268.85)
Owner's Capital: Owner's Investment	260,050.00
Total Equity	**189,781.15**
Total Liabilities and Equity	**189,781.15**

Magnolia Fund HTX, LLC

Statement of Operations

(*Unaudited*)

	2024
Income	
Sales	8,900.00
Total Income	**8,900.00**
Gross Profit	**8,900.00**
Operating Expenses	
Advertising	2,790.42
Business License & Fees	600.00
Consultant Fees	49,250.00
Event Expenses	3,468.47
Event Rentals	1,014.66
Food Vendors	4,386.18
Landscapiing	1,564.41
Legal Fees	18,000.00
Miscellaneous	(1.49)
Other Expense	1,000.00
Printing	1,906.14
Professional Fees	3,800.00
Software & Online Services	362.01
Total Operating Expenses	**88,140.80**
Operating Income	**(79,240.80)**
Other Income / (Expense)	
Other Income	8,900.00
Vendor Refunds	71.95
Total Other Income / (Expense)	**8,971.95**
Net Income	**(70,268.85)**

Magnolia Fund HTX, LLC
Statement of Cash Flows
(*Unaudited*)

	2024
Operating Activities	
Receipts from customers	8,900.00
Payments to suppliers and employees	(88,140.80)
Cash receipts from other operating activities	8,971.95
Net Cash Flows from Operating Activities	**(70,268.85)**
Investing Activities	
Other cash items from investing activities	(50,000.00)
Net Cash Flows from Investing Activities	**(50,000.00)**
Financing Activities	
Other cash items from financing activities	240,000.00
Net Cash Flows from Financing Activities	**240,000.00**
Net Cash Flows	**119,731.15**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	20,050.00
Net cash flows	119,731.15
Cash and cash equivalents at end of period	139,781.15
Net change in cash for period	**119,731.15**

Magnolia Fund HTX, LLC

Statement of Changes in Equity

(*Unaudited*)

	2024
Equity	
Opening Balance	20,050.00
Current Year Earnings	(70,268.85)
Owner's Capital: Owner's Investment	240,000.00
Total Equity	**189,781.15**

Magnolia Fund HTX, LLC
Notes To The Financial Statements (Unaudited)
For The Year Ended December 31, 2024
(*Unaudited*)

1. ORGANIZATION AND PURPOSE

Magnolia Fund HTX, LLC (hereinafter referred to as "we", "our", "us" or the "Company") was organized on December 11, 2023 as a Delaware Limited Liability Company. The headquarters of the Company are located in Houston, Texas.

Magnolia Fund HTX is on a mission to build a community-owned commercial kitchen, and food-maker hub in Houston. With this space, the Company aims to bring together food entrepreneurs, artisans, and residents in a shared, vibrant space. Magnolia Fund aims to give residents the chance to have ownership, share in the profits, and create lasting impact right where they live.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, the Company's cash & cash equivalents did not exceed the FDIC insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company is currently in a pre-revenue stage and aims to generate revenue once the site is renovated and open for business.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

3. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits which will have an adverse impact on the Company's operations and might result in outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operation in the normal course of business. There were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

4. SUBSEQUENT EVENTS

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 24, 2025, which is the date the financial statements were available to be issued. The Company has nothing to report.